

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2014

Via E-mail
Joshua Kobza
Principal Executive Officer
10117733 B.C. Unlimited Liability Company
c/o Burger King Worldwide, Inc.
5505 Blue Lagoon Drive
Miami, FL 33126

> **Re:** **9060669 Canada Inc.**
> **New Red Canada Partnership**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed October 29, 2014**
> **File No. 333-198769 & -01**

Dear Mr. Kobza:

We have reviewed your response to our letter dated October 27, 2014 and have the following additional comments.

Opinions of Tim Hortons Financial Advisors, page 100

Opinion of Citigroup Global Markets Inc., page 100

1. We note your response to our prior comment 2. To the extent Citi's professional judgment was based on the factors taken into consideration as described in each analysis, please briefly explain how each factor influenced the range of multiples used in the analysis. Please similarly revise the opinion for RBC Capital Markets.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 246

Notes to unaudited pro forma condensed consolidated balance sheet, page 250

2. We note your response to our prior comment 8 and the changes that have been made to footnote 3(e) in response to our prior comment but are unable to determine how you determined the gross share consideration ranging between $3,228.4 million and $3,833.5 million based on Burger King Worldwide's stock prices during the period from August 28, 2014 through October 17, 2014 of from $28.48 to $33.82 per share. Based on Burger King Worldwide's stock prices of $28.48 to $33.82 per share and the 107.2 million new common shares in Holdings that are expected to be issued in the transaction we would expect the gross share consideration to range from $3,054.3 million to $3,627.0 million. If the differences between our expected amounts and the disclosures which you have

provided in footnote 3(e) are due to your use of October 17, 2014 exchange rates in determining the amounts disclosed in footnote 3(e) rather than those as of June 30, 2014 consistent with the other pro forma disclosures, please revise to reflect the range of the total purchase consideration using the June 30, 2014 exchange rates consistent with the other disclosures provided in the pro forma financial information.

3. Additionally, if changes in exchange rates could materially impact the fair value of the consideration issued in the transaction, please revise to also include a sensitivity analysis explaining how changes in exchange rates could impact the total purchase consideration.

4. We note your response to our prior comment 14 and the changes that have been made to footnote (8) on page 256 in response to our prior comment. Please explain why the market price as of October 17, 2014 that was used to value the warrant issued to Berkshire to acquire 1.75% or approximately 8.3 million common shares of $29.50 appears to differ from that used in valuing the share based consideration to be issued in the merger transaction as disclosed in footnote 3(b) on page 253 of C$33.27 per share or approximately $31.18 based on the exchange rate at June 30, 2014 of .93721. Please advise or revise as appropriate.

You may contact Kristin Shifflett at (202) 551-3381 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: David B. Feirstein
        Kirkland & Ellis LLP